EXHIBIT 99.1

For release 1st December 1999

                                  MIH Limited
                     MIH Limited announces interim results
               for the six month period ended 30 September 1999

MIH Limited (MIHL), the NASDAQ and AEX listed international television and internet platform operator and software technology group, today announces its results for the six month period ended 30 September 1999.

                                  Highlights

o Successful Initial Public Offering (IPO), raising US$ 187.9 million, before expenses, with the listing of MIH Limited on the NASDAQ National Market (NASDAQ) and on the Amsterdam Stock Exchange (AEX).

o Strengthened position of Silicon Valley-based subsidiary, OpenTV Corp., as a world leader in interactive operating systems software and applications development through the introduction of key strategic shareholders AOL, General Instrument, Liberty Digital, News Corporation and Time Warner.

o Successfully listed OpenTV Corp. on NASDAQ and AEX through an IPO, raising US$ 172.5 million before expenses.

o Further developed its internet strategy through two key internet investments:

     - a 13.6% interest in Johannesburg Stock Exchange (JSE) listed M-Web Holdings Limited, the leading South African on-line service provider and content portal; and

     - a 95% interest in M-Web Thailand, which owns Sanook!.com, Thailand's leading Thai content internet portal.

o Strong revenue growth of 24.1% to US$ 353.2 million (1998: US$ 284.6 million) arising mainly from strong growth of digital subscribers and the consolidation of technology revenues for the full period under review.

o A range of Mindport technologies was successfully deployed on the 42 local channel CBSAT DTH television platform launched in China.

o Increased investment in staff and software development in technology subsidiary, Mindport BV, to focus on internet and interactive technology opportunities

Commenting on the results, Cobus Stofberg, MIHL's Chief Executive and OpenTV's Chairman, said: "We are pleased with the progress we have made in the last six months, which has seen both MIHL and OpenTV being successfully listed on the NASDAQ and AEX." "We will continue to grow our television and internet businesses around the world. By leveraging these platforms, combined with our media skills and technology expertise, we should be well placed to unlock potential e-commerce and t-commerce revenue opportunities."

Enquiries:

Mark Sorour/              MIH                         Tel: + 31 653 413 515
Beverley Branford
Adrian Shaw/              Burson-Marsteller, London   Tel: + 44 171 300 6248
Christine Grob
Gaude Paez/Steve Maslow   Burson-Marsteller, NY       Tel: + 212 614 4000
Heidi Geldenhuys          Brunswick, Johannesburg     Tel: + 27 11 442 8803

COMMENTARY ON THE MIHL INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTH PERIOD ENDED 30 SEPTEMBER 1999

Highlights

During the six month period ended 30 September 1999 the group achieved the following highlights:

o Revenues up 24.1% on same period last year, with nearly 2.0 million subscribing households under management

o Raised US$ 187.9 million, before expenses, through an initial public offering and subsequent listing of MIH Limited on the NASDAQ National Market (NASDAQ) and the Amsterdam Stock Exchange (AEX)

o Strengthened Silicon Valley-based OpenTV Corp.'s position as a world leader in interactive operating systems software through the introduction of key strategic shareholders AOL, General Instrument, Liberty Digital, News Corporation and Time Warner

o Successfully listed OpenTV Corp. on NASDAQ and AEX through an initial public offering, raising US$ 172.5 million before expenses

o    Launched its internet strategy through two leading internet investments:

     - a 13.6% interest in Johannesburg Stock Exchange (JSE) listed M-Web Holdings Limited, the leading South African on-line service provider and content portal; and

     - a 95% interest in M-Web Thailand, which owns Sanook!.com, Thailand's leading Thai content internet portal.

o A range of Mindport technologies was successfully deployed on the 42 local channel CBSAT DTH television platform launched in China.

o Increased investment in staff and software development in technology subsidiary, Mindport BV, to focus on internet and interactive technology opportunities

Results

Compared with the same period last year, revenues for the six month period increased by 24.1% to US$ 353.2 million, arising mainly from strong growth of digital subscribers and the consolidation of technology revenues for the full period under review.

The operating results for the period reflect a loss of US$ 32.1 million compared with a loss of US$ 4.4 million for the same period last year.

A dynamic of the group is that the growth and expansion into new markets, interactive technologies and internet businesses are mainly accounted for as a charge through its income statement, with the corresponding value creation not being reflected on balance sheet.

During the period under review, the group achieved positive group EBITDA of US$ 5 million, after taking into account increased selling, general and administrative costs (SG&A), incurred through investment in:

o skilled staff and software development in technology subsidiary Mindport, to focus on internet and interactive technology opportunities world-wide;

o ongoing internet and television platform development activities in South East Asia and China, such as the costs associated with the development of M-Web (Thailand), following the acquisition of Sanook!.com, the leading internet portal in Thailand.

The operating loss for the period under review amounted to US$ 47.9 million, after accounting for the following material items:

o an increased amortisation charge arising on the amortisation of goodwill of a further net 36% acquired in OpenTV Inc.

o an increased depreciation charge relating mainly to the capitalisation of the PAS7 transponder lease in Africa

o equity accounted losses in joint ventures, comprising mainly losses arising from an increase in the share of the losses of joint venture, United Broadcasting Corporation Public Company Limited (UBC) in Thailand from 27.8% to 31.1% and from the investment in AEK, one of the top three football clubs in Greece

o a profit realised on the sale of South African signal distribution subsidiary company, Orbicom (Proprietary) Limited and on the settlement of a technology joint venture

o the group's African betting operations were repositioned to capitalise on future interactive gaming opportunities. This resulted in the operations of telebetting division, International Gaming Networks, being discontinued. The "interactive components", such as know-how, staff and software, were integrated into the African digital DStv platform.

Prospects and Developments

Business Strategy

The group's strategy remains focussed on growth and development in the three core areas - television platforms, technology and the internet, through:

o existing leading television platforms in Thailand, South Africa and the Mediterranean region. Ongoing development activities in South East Asia and China, to identify and grow television platforms and interactive opportunities, remains a key focus.

o Mindport, which provides technology solutions to media and internet companies worldwide for subscriber management, conditional access and other media commerce applications.

o Mindport controls NASDAQ and AEX listed, OpenTV Corp., which is a world leader in interactive television operating systems and the development of interactive t-commerce applications.

o two leading internet investments, comprising a 13.6% interest in JSE listed M-Web Holdings Limited, the leading online service provider and content portal in South Africa. A 95% interest in M-Web Thailand, which owns Sanook!.com, Thailand's leading Thai content internet portal.

Television Platforms
Sales             :        US$ 308.6 million *
EBITDA            :        US$ 21.5   million

* excluding equity accounted UBC in Thailand

The aggregate subscriber base serviced by the television platform operations of the group increased to approximately 2.0 million subscribing households.

The African and Middle Eastern segment comprises approximately 1.35 million subscribers and is spread over more than 40 countries. It continues to experience an increasing trend of analogue subscribers migrating to its digital platform, which now comprises in excess of 550,000 digital subscribing households.

The analogue operations in Greece and Cyprus, reached 319,548 subscribing households. During the period under review, MultiChoice Hellas (MCH), the group's Greek subscriber management company received a digital licence, subject to the conclusion of a concession agreement, to operate a digital DTH platform in that country. It is expected that MCH will launch its NOVA digital DTH service in 2000, once all formalities have been completed.

Against the recent background of difficult economic conditions in South East Asia, UBC in Thailand, experienced reasonable growth and reached 312,190 subscribing households. This represents a colour television household penetration rate of less than 2.5%.

Technology
Sales             :        US$  51.7 million
EBITDA            :        (US$ 5.1) million

Mindport provides software solutions for pay-TV, interactive TV and the internet to clients in more than 50 countries. It is a world leader in the fields of digital and analogue encryption software and integrated business systems with more than 3.8 million digital smartcards deployed. During the period under review, it continued its drive to capitalise on its interactive and pay media experience by focussing investment in software development, skilled staff and improving its sales and distribution network.

OpenTV Corp., used by 22 network operators, with more than 4.5 million deployed operating systems, strengthened its position as a world leader in interactive operating systems software and applications development (t-commerce), by introducing key strategic shareholder groups America Online, News Corporation, General Instrument, Time Warner and Liberty Digital as shareholders, through a US$ 31.25 million equity placement. This includes an increased investment of US$ 5 million by Sun TSI Subsidiary, Inc. In addition various operational agreements were simultaneously cemented with these global groups. In November 1999 OpenTV was successfully listed on NASDAQ and the AEX, raising US$ 172.5 million before expenses from the listing.

Internet
Sales             :        US$ 0.0   million *
EBITDA            :        (US$ 4.3) million

* excluding equity accounted M-Web Holdings Limited

With its leading media and technology assets and skills, the group is well positioned to capitalise on interactive commerce opportunities arising in the convergence of television platforms and the internet.

The development of interactive content portals, on-line service providers and e-commerce opportunities in South East Asia and China, with nearly two thirds of the world's population, is a key group focus. In addition the group seeks to capitalise on its operational presence in existing markets through the development of interactive and internet opportunities.

During the period under review, in line with its strategy, the group made two internet related investments:

o a US$ 23.6 million investment for 13.6% of JSE listed M-Web Holdings Limited, the leading South African-based online service provider and content portal with a 60% dial-up subscriber market share;

o a US$ 0.6 million investment for Sanook!.com, the leading internet content portal in Thailand;

o Sanook!.com is held through the group's 95% owned subsidiary company M-Web (Thailand) Ltd. The group intends to continue developing this business to ensure that it grows its position as the leading Thai content portal, through investment in content, skilled staff and advanced software applications.

Year 2000

The group has conducted a comprehensive review of its operations to determine if its business-critical systems are Year 2000 compliant. It has compiled an inventory of its hardware and software systems, prepared an impact assessment and implemented corrections and upgrades based on diagnostic testing. Contingency plans have also been prepared. In preparation for the Year 2000, the group has incurred, and will incur, general staff costs, consultancy fees and other expenses which are expected to be absorbed within the normal operating budget. The group relies for the provision of its services on systems, suppliers and third parties which are not controlled by it and may not all be Year 2000 compliant. Year 2000 issues affecting the group's business, if not adequately addressed whether by the group, third party vendors or suppliers, or the group's customers could have a number of negative consequences, including, for example, interruptions of the services of network operators using the group's products, damage to the group's reputation, and claims asserting liability, any of which could materially adversely affect the group's business and results of operations.

On behalf of the board:

T Vosloo                            J D T Stofberg
Chairman                            Chief Executive

Directors

T Vosloo (chairman), J P Bekker, A A Coetzee, J H W Hawinkels, S G J Oldfield, S J Z Pacak, L R Penfold, W J Raduchel, A M Rosenzweig, J D T Stofberg (chief executive).

Registration Agents                                      Paying Agent

First Chicago Trust Company a division of Equiserve      Mees Pierson N.V.

Mail Suite 4690                                          Rokin 55
P O Box 2532                                             P O Box 243
Jersey City                                              1 000 AE Amsterdam

New Jersey                                               Netherlands
07303-2532

Registered Office

Abbott Building
Road Town
Tortola
British Virgin Islands

http://www.mih.com

                                  MIH Limited and Subsidiaries Unaudited

                           Condensed Consolidated Interim Financial Statements

                                                                 Page

Report of Independent Accountants ..........................      F-2

Condensed Consolidated Balance Sheets as of September 30,
1999 and March 31, 1999 ....................................      F-3

Condensed Consolidated Statements of Operations for the
six-month periods ended September 30, 1999 and 1998.........      F-4

Condensed Consolidated Statements of Cash Flow for the
six-month periods ended September 30, 1999 and 1998.........      F-5

Consolidated Statement of Changes in Shareholders' Equity
for the six-month periods ended September 30, 1999 and
1998........................................................      F-6

Notes to the Condensed Consolidated Interim Financial
Statements..................................................      F-7

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the directors and shareholders of
MIH Limited

We have performed a limited review of the accompanying condensed consolidated balance sheet of MIH Limited and subsidiaries as of September 30, 1999 and the related condensed consolidated statements of operations and cash flow for the six-month periods ended September 30, 1999 and 1998. These financial statements are the responsibility MIH Limited's management.

We conducted our limited review in accordance with standards promulgated by the South African Institute of Chartered Accountants, which are substantially the same as those followed in the United States of America. A limited review consists primarily of applying analytical review procedures to financial data and making inquiries of persons responsible for accounting and financial matters. It is substantially less in scope than an audit of financial statements carried out in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express any audit opinion on these financial statements.

Based on our limited review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with International Accounting Standards.

Johannesburg, Republic of South Africa    PricewaterhouseCoopers Inc
November 5, 1999                          Chartered Accountants (SA)
                                          Registered Accountants and Auditors



                         MIH Limited and Subsidiaries
                     Condensed Consolidated Balance Sheets
                     September 30, 1999 and March 31, 1999
                         (in thousands of US dollars)
                                                                    (Unaudited)     Audited
                                                                    September 30,  March 31,
                                                       Notes            1999         1999
                             ASSETS

Current Assets
   Cash and cash equivalents                                         $ 167,279     $  56,099
   Accounts receivable, net                                             50,041        50,557
   Other receivables                                                    28,220        28,229
   Amounts owing by related parties                                     21,863        14,221
   Program and film rights                               4              37,968        38,935
   Inventories, net                                      5              24,632        21,368
                                                                     ---------     ---------
        Total current assets                                           330,003       209,409
                                                                     ---------     ---------
Non-Current Assets
   Tangible fixed assets, net                            6             235,069       237,104
   Intangible assets, net                                6             209,593       207,201
   Long-term investments                                                68,692        70,114
   Program and film rights                               4             105,098        52,399
                                                                     ---------     ---------
                  Total non-current assets                             618,452       566,818
                                                                     ---------     ---------
                  TOTAL ASSETS                                       $ 948,455     $ 776,227
                                                                     =========     =========
                             LIABILITIES
Current liabilities
   Bank overdrafts and short-term loans                              $  56,659     $  64,117
   Current portion of long-term debt                     9              17,961        15,512
   Current portion of program and film rights                           31,349        37,857
   Accounts payable                                                     51,828        43,164
   Accrued expenses and other current liabilities        7             114,671       161,472
   Amounts owing to related parties                                     18,857        16,298
   Provisions                                            8              16,889        11,933
                                                                     ---------     ---------
        Total current liabilities                                      308,214       350,353
                                                                     ---------     ---------
Non-Current liabilities
   Long-term debt                                        9             200,435       204,770
   Program and film rights                                              96,008        43,777
   Deferred taxation                                                       110           120
                                                                     ---------     ---------
        Total non-current liabilities                                  296,553       248,667
                                                                     ---------     ---------
        TOTAL LIABILITIES                                              604,767       599,020
                                                                     =========     =========
Minority interest                                                          354           524
                             SHAREHOLDERS' EQUITY
Share capital
Class A Ordinary Shares no par value:
   Authorized: September 30, and March 31, 1999:
   103,468,878
   Issued and outstanding: September 30, 1999 22,224,513
   and  March 31, 1999 7,447,681                                       331,550       113,986
Class B Ordinary Shares no par value:
   Authorized: September 30 and March 31, 1999: 55,920,509
   Issued and outstanding: September 30 and March 31, 1999:
   30,787,319                                                          475,566       475,566
Preference Shares no par value:
   Authorized: September 30 and March 31, 1999: 8,388,916
Accumulated loss                                                      (430,258)     (382,386)
Foreign currency translation adjustment                                (33,524)      (30,483)
                                                                     ---------     ---------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $ 948,455     $ 776,227
                                                                     =========     =========
 The accompanying notes are an integral part of these condensed consolidated interim financial statements.



                         MIH Limited and Subsidiaries
                Condensed Consolidated Statements of Operations
                        for the six-month periods ended
                        September 30, 1999 and 1998 (in
                      thousands of US dollars, except per
                           share and share amounts)

                                                                           (Unaudited)
                                                                      Six month period ended
                                                                          September 30,
                                                        Notes           1999          1998

Net revenues                                             11          $ 353,205     $ 284,568
Operating expenses:
         Cost of providing services                                   (203,203)     (187,402)
         Selling, general and administrative                          (145,008)      (76,584)
         Depreciation and amortisation                                 (37,066)      (24,976)
                                                                      --------      --------
Total operating expenses                                              (385,277)     (288,962)
                                                                      --------      --------

Operating loss                                                         (32,072)       (4,394)
         Financial results, net                          12             (8,454)       (8,771)
         Equity results in joint ventures                              (18,706)      (13,665)
         Equity results in associates                                   (1,309)         (524)
         Profit on sale of joint venture                 13              3,017        31,093
         Profit on sale of associate                     13             15,007             -
                                                                      --------      --------
(Loss)/profit before taxation                                          (42,517)        3,739
         Income taxation                                                   895        (3,562)
                                                                      --------      --------
(Loss)/profit after taxation                                           (41,622)          177
         Minority interest                                               1,142             -
                                                                      --------      --------
(Loss)/profit from continuing operations                               (40,480)          177
Loss from discontinuing operations                       14             (4,004)         (911)
Loss arising on discontinuing operations                 14             (3,388)            -
                                                                      --------      --------
                  Net loss                                           $ (47,872)     $   (734)
                                                                     =========      ========

Per share amounts:
Loss/(profit) from continuing operations
         Basic                                                          $ (0.81)      $ 0.01
         Diluted                                                        $ (0.78)      $ 0.01
Net loss
         Basic                                                          $ (0.95)      $ (0.02)
         Diluted                                                        $ (0.93)      $ (0.02)


The accompanying notes are an integral part of these condensed consolidated interim financial statements.


                         MIH Limited and Subsidiaries
                Condensed Consolidated Statements of Cash Flow
          for the six-month periods ended September 30, 1999 and 1998
                         (in thousands of US dollars)

                                                                        (Unaudited)
                                                                   Six month period ended
                                                                       September 30,
                                                                     1999         1998

Cash flows from operating activities
(Loss)/profit before taxation                                    $ (42,517)   $   3,739
Adjustments to reconcile (loss)/profit before taxation to cash generated from operations:
         Elimination of non-cash flow items                         72,283       35,623
         Working capital changes                                   (29,454)     (56,541)
                                                                 ---------    ---------
Cash generated from/(used in) operations                               312      (17,179)

Finance income                                                       5,341        3,083
Taxation paid                                                       (4,210)      (4,607)
Utilised in discontinued operations                                 (7,392)        (911)
                                                                 ---------    ---------
         Net cash used in operating activities                      (5,949)     (19,614)
                                                                 =========    =========
Cash flows from investing activities
Investment in OpenTV                                                     -       (6,400)
Investment in associate/joint venture                              (31,781)     (62,164)
Purchase of tangible fixed assets                                   (9,464)      (1,830)
Disposal of joint venture                                            3,018            -
Proceeds on sale of tangible fixed assets                            1,282           28
Net increase in other investments                                        -       (3,223)
                                                                 ---------    ---------
         Net cash used in investing activities                     (36,945)     (73,589)
                                                                 ---------    ---------
Cash flows from financing activities
Finance costs                                                       (5,742)      (6,242)
Proceeds from issue of share capital                               187,830            -
Share issue costs                                                  (16,728)           -
Funds raised from outside shareholders                              10,372            -
Proceeds on transfer of M-Net/SSIH shares                                -       22,243
Long-term debt raised                                                    -       20,339
Capital leases repaid                                              (14,510)     (17,295)
Bank overdrafts repaid                                              (6,145)      (7,854)
                                                                 ---------    ---------
         Net cash from financing activities                        155,077       11,191
                                                                 ---------    ---------
Net increase/(decrease) in cash and cash equivalents               112,183      (82,012)
Cash and cash equivalents at beginning of the period                56,099      153,412
Translation adjustment on cash and cash equivalents                 (1,003)      16,073
                                                                 ---------    ---------
Cash and cash equivalents at end of the period                   $ 167,279    $  87,473
                                                                 =========    =========

Non cash transactions

The principal non-cash transactions are the conversion of the $46 million note payable to Thomson Consumer Electronics, Inc. into 2,581,775 Class A ordinary shares and the acquisition of property, plant and equipment using capital leases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.



                         MIH Limited and Subsidiaries
           Consolidated Statement of Changes in Shareholders' Equity for the six-month periods ended September 30, 1999, 1998
                         (in thousands of US dollars)

                                 Share capital




                                                                Foreign
                                                                currency
                                                 Accumulated   translation
                          Class A      Class B      loss       adjustments    Total
                         __________   _________  ___________  _____________  ________

At April 1, 1998         $ 113,986    $ 475,566   $(313,547)   $ (22,432)   $ 253,573
Net loss                         -            -        (734)           -         (734)
Translation adjustment           -            -           -        2,499        2,499
                         ---------    ---------   ---------    ---------    ---------
At September 30, 1998    $ 113,986    $ 475,566   $(314,281)   $ (19,933)   $ 255,338
                         =========    =========   =========    =========    =========

At April 1, 1999         $ 113,986    $ 475,566   $(382,386)   $ (30,483)   $ 176,683
Issue of share capital     259,787            -           -            -      259,787
Share issue expenses      (16,728)            -           -            -      (16,728)
Share incentive scheme    (25,495)            -           -            -      (25,495)
Net loss                         -            -     (47,872)           -      (47,872)
Translation adjustment           -            -           -       (3,041)      (3,041)
                         ---------    ---------   ---------    ---------    ---------
At September 30, 1999    $ 331,550    $ 475,566   $(430,258)   $ (33,524)   $ 343,334
                         =========    =========   =========    =========    =========


The accompanying notes are an integral part of these condensed consolidated interim financial statements.

                         MIH Limited and Subsidiaries
       Notes to the Condensed Consolidated Interim Financial Statements

1.   Nature of operations

MIH Limited ("MIH") was incorporated on July 26, 1991 under the laws of the British Virgin Islands. The principal activities of MIH and its operating subsidiaries (collectively the "Company") are the provision of pay-television and subscriber management services ("pay-television services") and the development and sale of pay-television technology. These activities are conducted through subsidiaries, joint ventures and investments primarily in Africa, Greece, Cyprus, the Middle East, the Netherlands, Thailand and the United States of America.

2.   Basis of preparation

The condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting". The accounting policies used in the preparation of the condensed consolidated interim Financial statements are consistent with those used in the annual financial statements for the year ended March 31, 1999.

The condensed consolidated balance sheet of MIH as of September 30, 1999 and the condensed consolidated statements of operations and cash flow for the six-months ended September 30, 1999 and 1998 are unaudited. For the purpose of these condensed consolidated interim financial statements, certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The March 31, 1999 balance sheet was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended March 31, 1999.

In the opinion of the management of MIH, all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of the financial statements have been included therein. The results of interim periods are not necessarily indicative of the results for the entire year.

3.   Significant acquisitions and divestitures

Subsequent to the past financial year the Company invested an additional $4,8 million cash in OpenTV Inc. As cash was injected pro rata to the shareholders respective shareholdings it had no effect in the Company's /(loss) interest in OpenTV Inc.

On August 24, 1999 the Company disposed of its 20% interest and its loan claims in Orbicom (Proprietary) Limited to MIH Holdings Limited, who in turn, together with its interest of 80%, sold the total investment in Orbicom (Proprietary) Limited to M-Cell Limited in exchange for 23,952,096 M-Cell Limited shares. The Company received an amount, equivalent in value to 12,640,469 M-Cell Limited shares which, using the market value of a M-Cell Limited share at the date of the transaction, equated to a consideration of $21 million. The consideration, after allocating $6 million to settle the loan claims, gave rise to a profit on sale of the associate of $15 million, as the carrying value of the Orbicom (Proprietary) Limited investment was recorded at no value in the accounting records of the Company.

The Company acquired a 9,09% interest in M-Web Holdings Limited for a cash consideration of $16,5 million following the delinking of the MIH Holdings Limited and M-Web Holdings Limited share on August 2, 1999. Subsequent to this initial investment the Company acquired an additional interest by exchanging 35% (4,432,273 shares) of its M-Cell Limited investment for 13,930,000 shares representing a 4,48% interest in M-Web Holdings Limited. The excess of the Company's equity investment over the fair value of the net assets acquired, amounting to $19,5 million, was allocated to goodwill, and is amortized over its estimated useful life of five years. The investment in M-Web Holdings Limited has been treated as an equity investment because of the significant influence that the Company's directors exercise in the financial and operating policies of M-Web Holdings Limited. After the exchange the Company has a 1,7% interest in M-Cell Limited, which has been accounted for under the cost method.

With effect from July 8, 1999 the Company acquired a 40% interest in SOE International, which owns 78,4% of AEK and 100% of Basic Hellas SA, for $6,6 million. The excess of the purchase price over the net liabilities acquired (goodwill) amounts to $18,1 million. The Company has an option to acquire an additional 11% interest by June 30, 2001. The acquisition has been accounted for under the equity method. The Company also has an obligation to fund SOE International up to an amount of $18 million. At September 30, 1999 the Company advanced a loan, of approximately $8 million.

                         MIH Limited and Subsidiaries
 Notes to the Condensed Consolidated Interim Financial Statements (Continued)

4.   Program and film rights

     Program and film rights increased primarily due to the purchase of soccer sports rights, the "Friendly Games" and the FIBA, basketball rights for broadcasting in Greece and Cyprus.

5.   Inventories

                                                  September 30,      March 31,
                                                      1999             1999
                                                   (thousands)      (thousands)

Decoders and associated components                  $ 36,822         $31,828
Less: provision for slow moving and                  (12,190)        (10,460)
obsolete inventories                             ______________    _____________
                                                    $ 24,632         $21,368
                                                 ==============    =============

6.   Capital expenditure

                                                                     Intangible
                                                Fixed assets           assets
                                                (thousands)          (thousands)
                                                 ___________         ___________

Opening net book amount at March 31, 1999         $ 237,104           $ 207,201
Additions                                            13,429              35,276
Disposals                                            (1,082)                  -
Depreciation/amortization                           (17,524)            (29,428)
Other movements                                       3,142              (3,456)
Closing net book amount at                      _____________        ___________
  September 30, 1999                              $ 235,069           $ 209,593
                                                =============        ===========


7.   Accrued expenses and other current
     liabilities

                                                  September 30,      March 31,
                                                      1999             1999
                                                   (thousands)      (thousands)

Deferred income                                     $ 43,196          $27,508
Accrued expenses                                      47,466           50,226
Taxes and social securities                           11,483           10,341
Amounts owing in respect of investments acquired           -           46,287
Other current liabilities                             12,526           27,110
                                                   __________        ___________
                                                   $ 114,671         $161,472
                                                 =============      ============

                         MIH Limited and Subsidiaries
 Notes to the Condensed Consolidated Interim Financial Statements (Continued)

8.   Provisions


                                                                                          Credited/
                                                                        Arising on        (Charged)
                                   At March            Translation    acquisition of     to cost and           At September
                                   31, 1999            adjustment      joint venture      expenses               30, 1999
                                  ___________         ____________    _______________   _____________          ____________
                                  (thousands)         (thousands)       (thousands)      (thousands)            (thousands)
Provision for:
Post-retirement benefits           $ (2,667)                $ (76)                -            $ 206             $ (2,537)
Write down of carrying
values of assets in certain
African countries                    (3,307)                 (113)                -               95               (3,325)
Warranties                           (5,460)                     -                -              198               (5,262)
Intellectual property
infringement                          (499)                      -                -                -                 (499)
Restructuring                             -                      -                -             (529)                (529)
Losses in joint venture                   -                      -          (3,551)           (1,186)              (4,737)
                                 _____________         _____________     ____________      ____________        _____________
                                  $ (11,933)                $(189)         $(3,551)          $(1,216)            $(16,889)
                                 =============         =============     ============      ============        =============


MultiChoice Africa (Proprietary) Limited provides post-retirement by way of medical aid contributions. During the year ended March 31, 1998 an agreement was reached with employees of MultiChoice Africa (Proprietary) Limited to terminate the post-retirement medical aid benefits plan in exchange for an increase of MultiChoice Africa (Proprietary) Limited annual contributions to the retirement benefit fund. The provision is released to operating results to match the additional contributions to the retirement benefit plan.

The provision for the write down of the carrying value of assets in certain African countries relates to managements' estimates regarding the recoverability of such assets, given the current economic and political environment in certain African countries.

The warranty provision has been raised to cover smartcards and conditional access modules supplied to customers. The intellectual property infringement provision relates to the expected settlement amount in respect of a patent used in the conditional access system.

The restructuring provision relates to the benefits payable to employees following the curtailment of the development activities of the Mindport Media Commerce Technologies division.

9.  Borrowings

                                                September 30,      March 31,
                                                    1999             1999
                                                 (thousands)      (thousands)


Current                                           $ 74,620         $ 79,629
Non-current                                        200,435          204,770
                                               ____________     ____________
                                                 $ 275,055        $ 284,399
                                               ============     ============

The borrowings are analysed as follows:
Bank overdrafts and short term loans              $ 56,659         $ 64,117
Capital leases                                     196,240          197,610
Other long-term debt                                22,156           22,672
                                               ____________     ____________
                                                 $ 275,055        $ 284,399
                                               ============     ============

                         MIH Limited and Subsidiaries
 Notes to the Condensed Consolidated Interim Financial Statements (Continued)

10.  Share Capital

     On March 23, 1999 in anticipation of the public offering of securities by the Company, shareholders authorised an amendment to the Company's Articles of Association, whereby the Company's 22,789 ordinary shares with a par value of $1 each converted into 7,447,681 Class A Ordinary Shares with no par value and 30,787,319 Class B ordinary Shares with no par value. The two classes of shares generally have the same rights, except that holders of Class B Ordinary Shares are entitled to three votes per share and holders of Class A Ordinary Shares are entitled to one vote per share. Shareholders authorized a total of 167,778,303 Ordinary Shares divided into 103,468,878 Class A Ordinary Shares, 55,920,509 Class B ordinary Shares and 8,388,916 Preference Shares with no par value.

     During April 1999, the Company issued 10,435,000 Class A Ordinary Shares in an initial public offering for net proceeds of $174.7 million. Simultaneously with the completion of the public offering the $46.2 million note payable to Thomson converted into 2,581,775 Class A Ordinary Shares.

     The Company also issued 1,760,057 Class A Ordinary Shares to a trust in terms of a share incentive scheme in return for a $25,5 million note receivable, which has been offset against share capital in the consolidated statement of changes in shareholders' equity.

11.  Net revenues

                                                        September 30,
                                             ___________________________________
                                                  1999                1998
                                               (thousands)         (thousands)


Subscription revenues                            $ 245,671           $ 205,400
Decoder sales and repairs                           41,870              44,100
Technology                                          43,434              22,539
Other                                               22,230              12,529
                                                __________           __________
                                                 $ 353,205           $ 284,568
                                                ===========          ==========


12.  Financial results, net

                                                        September 30,
                                             ___________________________________
                                                  1999                1998
                                               (thousands)         (thousands)

Dividend income                                    $ 166                  $ 96
Interest income                                    5,176                 2,987
Exchange losses                                  (1,667)                (4,492)
Interest expense                                (12,129)                (7,362)
                                              __________              _________
                                               $ (8,454)              $ (8,771)
                                              ==========              =========

                         MIH Limited and Subsidiaries
 Notes to the Condensed Consolidated Interim Financial Statements (Continued)

13.  Profit on sale of joint venture/associate

     1999

     Joint venture
     The profit on sale of joint venture arose out of a settlement agreement entered into between the joint venture partners upon the liquidation of the Digco and JoCo joint ventures.

     Associate
     The profit on sale of associate relates to the sale of the Company's investment in Orbicom (Proprietary) Limited.

     1998

     Joint venture
     At March 31, 1997 the Company deferred recognition of approximately $73.3 million of the gain arising on the sale of NetHold to Canal+, representing the estimated probable liability for warranties of decoder technology and guarantees of the number of subscribers and the potential reimbursement of programming costs. During the year ended March 31, 1998 the Company paid approximately $38.0 million for guarantees of number of subscribers. As no further claims under the warranties were made prior to June 30, 1998, the deadline for such claims, the Company reversed the remaining provisions to profit on sale of joint venture during the six months ended September 30, 1998.

14.  Discontinuing operations

     With effect from September 6, 1999 the Company discontinued the operations the International Gaming Networks, the gaming division of MultiChoice Africa (Proprietary) Limited, the business of which was spread and sports betting and the broadcasting of a racing channel. A condensed statement of operations for the discontinuing operation is set out below:

                                                        September 30,
                                             ___________________________________
                                                  1999                1998
                                               (thousands)         (thousands)

     Net revenues                                 $ 1,350            $ 1,701
     Cost of providing services                      (826)            (1,273)
     Selling, general and administrative           (4,528)            (1,340)
                                                __________          _________
     Net loss                                    $ (4,004)            $ (912)
                                                ==========          =========

     The loss arising on discontinuing operations of $3,388,000 relates mainly to staff retrenchment costs, lease cancellation costs and asset impairment provisions.

15.  (Loss)/earnings per share

     Basic (loss)/earnings per share is calculated by dividing the
     (loss)/profit from continuing operations and the net loss respectively by the weighted average number of shares in issue during the period of 50,230,474 (1998 shares at end of period of 38,235,000). The weighted average number of shares in issue excludes the shares issued by the Company in terms of the share incentive scheme.

     Diluted (loss)/earnings per share is calculated by dividing the
     (loss)/profit from continuing operations and the net loss respectively by the weighted average number of shares in issue during the period of 51,743,076 (1998 shares at end of period of 38,235,000).

16.  Segment and geographic information

     The Company has determined that its reportable segments are those that are based on the Company's method of internal reporting, which disaggregates its businesses by service/product and by geography. The Company's reportable business segments are pay-television services, technology and Internet. The pay-television business segment is conducted in Africa and the Middle East, the Mediterranean and Thailand. The technology business segment consists of Mindport, based in The Netherlands, and the Company's interest in OpenTV (1998 joint venture) and TV/Com, based in the United States. The Company's interest in the Middle East is accounted for by the equity method and is, therefore, included in equity results in joint ventures below.


                                                    MIH Limited and Subsidiaries
                            Notes to the Condensed Consolidated Interim Financial Statements (Continued)


1999                       Pay-television services
                  __________________________________
                   Africa
                      &
                 The Middle-  Mediter-                                           Segmental                Reconciling   Consolidated
                    East      ranean       Thailand     Technology    Internet    Total      Corporate       items          Total
                 (thousands)  (thousands) (thousands)  (thousands)  (thousands) (thousands) (thousands)   (thousands)    (thousands)
SALES
External sales    238,668      69,920              -      43,845            27     352,460         745              -       353,205
Inter-segment
sales                   -           -              -       7,820             -       7,820           -        (7,820)              -
               _____________________________________________________________________________________________________________________
Total revenue     238,668      69,920              -      51,665            27     360,280         745        (7,820)       353,205
               =====================================================================================================================



RESULTS
Operating loss      4,945     (11,648)             -     (13,669)        (4,397)    (24,769)    (7,303)             -       (32,072)
Depreciation
and amortisation   19,374       8,945              -       8,523             65      36,907        158              -        37,065
Amortisation of
program and film
rights                  -      21,020              -           -              -      21,020          -              -        21,020


Operating loss is stated
before the following
items;
Equity results in
associates           (403)         -               -           -           (906)     (1,309)         -             -         (1,309)
Equity results in
joint ventures        341      (2,095)       (16,952)          -              -     (18,706)         -             -        (18,706)
Other information
Segment assets    309,758     262,384         86,090         90,606       1,958     750,796  1,154,572      (956,913)       948,455


1998                       Pay-television services
                  __________________________________
                   Africa
                      &
                 The Middle-  Mediter-                                           Segmental                Reconciling   Consolidated
                    East      ranean       Thailand     Technology    Internet    Total      Corporate       items          Total
                 (thousands)  (thousands) (thousands)  (thousands)  (thousands) (thousands) (thousands)   (thousands)    (thousands)
SALES
External sales    199,761       61,419             -       22,539            -    283,719         849            -         284,568
Inter-segment
sales                   -           -              -        8,754            -      8,754           -        (8,754)             -
                  __________________________________________________________________________________________________________________
Total revenue     199,761       61,419             -       31,293            -    292,473         849        (8,754)       284,568
                  ==================================================================================================================

RESULTS
Operating loss     (1,880)      (5,802)            -        4,810            -     (2,872)     (1,522)            -         (4,394)
Depreciation
and amortisation   14,327        8,647             -        2,002            -     24,976           -             -         24,976
Amortisation of
program and film
rights                  -       14,501             -            -            -     14,501           -              -        14,501

Operating loss is
stated before the
following items;
Equity results in
associates           (524)           -             -            -            -       (524)          -              -          (524)
Equity results in
joint ventures       (701)           -       (11,427)        (1,537)         -     (2,238)          -              -        (13,665)
Other information
Segment assets    395,644       93,253             -        179,027          -    667,924     758,468      (725,589)        700,803



                         MIH Limited and Subsidiaries
 Notes to the Condensed Consolidated Interim Financial Statements (Continued)

17.  Subsequent events

     In October 1999, the Company's subsidiary, OpenTV Corp. (Open TV), completed a private placement of convertible preference shares and warrants to American Online, Inc., General Instruments Corp., Liberty Digital, Inc., News Corporation, Time Warner, Inc., and Sun Microsystems, Inc. In November 1999, OpenTV completed an initial public offering (IPO) of its common stock, listing shares on both the NASDAQ National Market and the Amsterdam Stock Exchange. As part of the IPO, the convertible preference shares were converted into common stock. OpenTV also entered into operating agreements with American Online, Inc., News Corporation and Time Warner, Inc. to increase its market penetration in the United States and to expand the range of interactive applications available to its global client base. Additionally, OpenTV signed memorandums of understanding with General Instruments and Liberty Digital, Inc. to enter into similar operating agreements. After OpenTV's IPO and conversion of preference shares, the Company remains the majority shareholder, owning 68.2% of OpenTV's outstanding shares.

18.  Comprehensive income

                                                     1999              1998
                                                  (thousands)       (thousands)

Net loss                                          $ (47,872)          $ (734)
Foreign currency translation adjustment              (3,041)           2,499
                                               _____________       ___________
Comprehensive (loss)/gain                         $ (50,913)         $ 1,765
                                               =============       ===========